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                                                                    Exhibit 18


PRICEWATERHOUSE COOPERS LLP
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August 14, 1998




Canyon Resources Corporation
14142 Denver West Parkway
Suite 250
Golden, Colorado 80401


We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting from capitalizing all exploration costs on unproven properties to expensing these costs, prior to the establishment of proven and probable reserves as contained in the Company's Form 10-Q for the quarter ended June 30, 1998. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

We have not audited any financial statements of Canyon Resources Corporation as of any date or for any period subsequent to December 31, 1997, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of Canyon Resources Corporation for the six months ended June 30, 1998; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.

Very truly yours,


/s/PriceWaterhouseCoopers LLP